UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of March 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE March 25, 2014

SIGNING BY EDF AND VEOLIA ENVIRONNEMENT OF THE AGREEMENT ON DALKIA

EDF and Veolia Environnement announce the finalization of the discussions initiated in October 2013, on their joint subsidiary Dalkia, one of the world’s leading provider of energy services.

The agreement, which was signed today following completion of the employee representatives consultation process and the approval of the boards of directors of both EDF and Veolia Environnement, is in line with the principles announced on October 28, 2013.

This transaction will result in the acquisition by EDF of all of the Dalkia group’s activities in France, while Dalkia International’s activities will be taken over by Veolia Environnement.

Completion of the transaction remains subject to the approval of the relevant competition authorities.

About EDF:

EDF Group, one of the leaders in the European energy market, is an integrated energy company active in all areas of the business: generation, transmission, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydropower generation facilities where 95.9% of the electricity output is CO2-free. EDF’s transmission and distribution subsidiaries in France operate 1,285,000 km of low and medium voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to approximately 28.5 million customers in France. The Group generated consolidated sales of €75.6 billion in 2013, of which 46.8% outside of France. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.

About Veolia:

Veolia Environnement (Paris Euronext: VIE and NYSE:VE) is the worldwide reference in environmental solutions. With over 200,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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CONTACTS VEOLIA

Press

Laurent Obadia & Sandrine Guendoul : + 33 1 71 75 12 52

Analyst and institutional investor

Ronald Wasylec + 33 1 71 75 12 23

Ariane de Lamaze + 33 1 71 75 06 00

Terri Anne Powers (United States) +1 312 552 2890

CONTACTS EDF

Press

Carole Trivi & Alison Marquilly : +33(1) 40 42 46 37

Analyst and institutional investor

Carine de Boissezon & Kader Hidra : +33(1) 40 42 45 53

David Newhouse (investisseurs US) : +33(1) 40 42 32 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer